Bannix Acquisition Corp.

1063 North Spaulding

West Hollywood, CA 90046

February 8, 2024

VIA Edgar

Ms. Charli Wilson

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington DC 20549

Re:	Bannix Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A Filed
January 22, 2024
File No. 001-40790

Ms. Wilson:

The following responses address the comment of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated February 7, 2024 (the “Comment Letter”) relating to the above referenced Preliminary Proxy Statement Schedule 14A of Bannix Acquisition Corp. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

Preliminary Proxy Statement on Form Schedule 14A filed January 22, 2024

Purpose of the Annual Meeting, page 13

1.	Refer to the first full paragraph on page 15.

●	You indicate that, “If the Extension Amendment Proposal and the Trust Amendment Proposal are approved and the Extension Amendment and Trust Amendment become effective prior to filing an amendment to our charter with the Delaware Secretary of State to effectuate the Extension Amendment our Sponsor or its designee has agreed to advance to us as loans for deposit into the Trust Account the needed monthly amounts equal to the lesser of (x) $25,000 and (y) $0.05 for each share that is not redeemed in connection with the annual meeting.” Please explain how the Extension Amendment can become effective prior to filing an amendment to your charter with the Delaware Secretary of State.

●	You further indicate that, “In addition if the Extension Amendment Proposal and the Trust Amendment Proposal are approved and the Extension Amendment and Trust Amendment become effective in the event that the Company has not consummated a business combination by September 14, 2024 the Company may by resolution of the Board and without approval of the Company’s public stockholders if requested by the Sponsor and upon five days’ advance notice prior to the applicable Termination Date extend the Termination Date up to six times each by one additional month (for a total of up to six additional months to complete a business combination) provided that the Sponsor or its designee will for each such monthly extension advance to us as a loan for deposit into the Trust Account an amount equal to the lesser of (a) $25,000 or (b) $0.05 for each public share that is not redeemed in connection with the annual meeting for an aggregate deposit of up to the lesser of (x) $150,000 or (y) $0.30 for each public share that is not redeemed in connection with the annual meeting (if all six additional monthly extensions are exercised).” This sentence seems to indicate that, if requested by the Sponsor, the Board may extend the Termination Date up to six additional months beyond September 14, 2024. Please revise to clarify this disclosure. In addition, please explain why you indicate that here is cap on the aggregate dollar amount the Sponsor will deposit for all six monthly extensions when there is no such cap in the proposed charter.

Response

We have removed the language providing that the Extension Amendment can become effective prior to filing an amendment to your charter with the Delaware Secretary of State

We have revised the language to provide to correct the date from “September 14, 2024” to “March 14, 2024”. To clarify, the proposal provides that we can extend the date by six months from the current date of March 14, 2024 through September 14, 2024.

We have revised the proposed charter to include the “cap” language.

Required Votes for Each Proposal to Pass, page 19

2.	We note that you had a stockholder meeting in March 2023 to extend the date by which the company must complete a business combination through March 14, 2024, and that your SPAC Sponsor has funded the monthly fee through February 14, 2024. Please provide a description of the Sponsor’s financial payments related to that extension and that they will be repaid if a business combination is consummated. Disclose the number and percentage of non-affiliated public stockholders that redeemed their common stock as part of their extension vote and the amount left in the trust account following these redemptions. Disclose the minimum number and percentage of unaffiliated public stockholders that must approve each of your current proposals.

Response

We have revised to include a description of the Sponsor’s financial payments related to that extension and that they will be repaid if a business combination is consummated.

We have revised to disclose the number and percentage of non-affiliated public stockholders that redeemed their common stock as part of their extension vote and the amount left in the trust account following these redemptions. We have also included the minimum number and percentage of unaffiliated public shares outstanding that must approve each of your current proposals.

Proposal 3: The NTA Proposal, page 33

3.	We note the NTA Proposal would remove the limitation on redemptions and the requirement that the company have at least $5,000,001 in net tangible assets either before or immediately after the company consummates a business combination. We also note that this proposal is not conditioned upon any other proposal and, if approved, would appear to be effective whether or not a business combination is consummated. You indicate that you intend to rely on the exclusion from the penny stock rules set forth in Rule 3a51-1(a)(2) of the Exchange Act due to your securities currently being listed on The Nasdaq Stock Market. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, including in connection with this annual meeting, you would likely no longer meet Nasdaq’s continued listing standards. At that point, it is possible you would become a penny stock. Furthermore, it is also possible that the combined company after a business combination, including your currently proposed business combination, would not meet Nasdaq’s initial listing standards. Please revise here and elsewhere as appropriate to clearly discuss the impact of the trust falling below $5,000,001 would have upon your current listing or the post-business combination company’s initial listing on Nasdaq and discuss the consideration given to this possibility in your determination to propose to remove this provision from your charter. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock.

Response

We have revised to describe the risks associated with the NTA Proposal.

General

4.	Throughout the prospectus, you rely on defined terms when describing the Charter Amendment Proposal. Your use of defined terms makes it difficult to understand this proposal. For example, it appears that you have defined both “Extended Date” (page 2) and “Termination Date” (page 25) as September 14, 2024. You also appear to use “Charter Amendment Proposal” and “Extension Amendment Proposal” interchangeably. In addition, you have not defined “Automatic Extension” or explained why you are assuming the Automatic Extension in connection with the Charter Proposal. Similarly, you have not explained your references to the “Written Consent Amendment” under the Charter Amendment Proposal and Trust Amendment Proposal. Please consider relying less on defined terms or otherwise clarifying your disclosure.

Response

We have revised to remove or clarify the defined terms as appropriate.

5.	In connection with your March 2023 stockholder meeting, you effected amendments to your charter to reflect the approval by shareholders of an extension for the time to consummate a business combination. However, we note that the amended charter also removed from Section 9.2(d) the company’s obligation to wind up and liquidate the company and redeem the public shares if the company has not consummated an initial business combination within the specified time. Please explain why you removed these provisions from your charter. Discuss the consequences to public shareholders and the company.

Response

Due to clerical error, the previous amended charter inadvertently removed the provisions relating to the Company’s obligation to wind up and liquidate the Company and redeem the public shares if the Company has not consummated an initial business combination within the specified time. We have filed a certificate of correction correcting the clerical error. A copy of the certificate of correction has been filed with the SEC on Form 8-K.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567, if you have any questions or comments. Thank you.

Very truly yours,

/s/Douglas Davis

Douglas Davis, CEO

cc: Stephen Fleming, Esq.

      Fleming PLLC